Icahn Capital L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

Jesse Lynn, Assistant General Counsel                                                                                                                     Direct Dial: (212) 702-4331
                                             Email: jlynn@sfire.com
March 19, 2012

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance -- Office of Mergers & Acquisitions
One Station Place – 100 F Street, N.E.
Washington D.C. 20549-3628
Attention: Mr. Daniel F. Duchovny, Special Counsel

RE:	CVR Energy, Inc.
Amended Schedule TO-T filed March 9, 2012 by IEP Energy LLC et. al.
File No. 005-83522

Soliciting Materials filed pursuant to Rule 14a-12 filed by Icahn Partners LP et. al.
Filed on March 9, 2012
File No. 001-33492

Dear Mr. Duchovny:

Set forth below, on behalf of IEP Energy LLC, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II L.P., Icahn Partners Master Fund III L.P., High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp., and Carl C. Icahn (collectively, the “Icahn Entities”), are responses to the comments contained in the letter (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by Keith Schaitkin, General Counsel to Icahn Enterprises L.P. and certain affiliates, via email on March 13, 2012, relating to our response to the comment letter dated March 3, 2012.

This letter is being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via federal express a hard copy of this letter.

Offer to Purchase

General

1.
The Icahn Entities continue to believe that they have fulfilled the disclosure obligations required by Item 1004(a)(1)(ii) of Regulation M-A. The CCP is intended to provide security holders with upside protection should we sell the company for more than $30.  While the CCP has no maximum dollar amount, we make clear that security holders may not receive any additional cash under the CCP if the company is not sold pursuant to the terms of the CCP. Although the CCP may be novel, we respectfully submit that the disclosure requirements of Item 1004(a)(1)(ii) have been satisfied. Item 1004(a)(1)(ii) does not require a cap nor does it specifically require a dollar amount. We believe our disclosure is clear and forthright and that security holders have sufficient information about the CCP to make an informed investment decision.

2.
The statement in the press release that the Staff refers to is not intended to imply that our proxy solicitation is not ongoing. The statement is meant to make clear that our efforts to acquire a controlling interest in the company and to replace the board is conditioned on a minimum number of shares being tendered into our tender offer, among other conditions.  We have filed all written soliciting materials as required by Regulation 14A and we intend to file a preliminary proxy statement promptly following CVR’s filing of its preliminary proxy statement (so that our proxy statement may address all proposals contained in the company’s proxy).

Conditions to the Offer, page 29

3.	We respectfully submit that, in light of directors’ fiduciary duties, we believe the existence of both the Poison Pill Condition and the Board Condition does not make the Offer illusory.

4.
The Icahn Entities respectfully advise the Staff that they will make clear in future soliciting materials that our nominees will be subject to fiduciary duties as directors of the company and intend to fulfill those duties if elected to the board of the company. To that end, the press release issued this morning contained the following clarifying language: “If elected, our nominees will be subject to fiduciary duties as directors of CVR and will comply with those duties in determining whether to remove the poison pill.”

If you have any questions regarding, please contact the undersigned at (212) 702-4331 or Keith Schaitkin, General Counsel, at (212) 702-4380.

Very truly yours,
______________
/s/ Jesse Lynn
Jesse Lynn